02049569

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

August 9, 2002

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SEC MAIL RECEIVED PROCESSING AUG 1 9 2002 WASH. D.C. 180 SECTION

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82-5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release on Friday, August 9, 2002.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

9/4

82-5143

LINDSEY MORDEN GROUP INC.

News Release: August 9, 2002
Listed: The Toronto Stock Exchange
Stock Symbol: LM

Financial results for the three and six months ended June 30, 2002 (unaudited)

	Second Quarter		Year-to-date	
(in $000s except per share data)	**2002**	2001	**2002**	2001
Revenue	**110,042**	106,936	**219,929**	208,726
Operating costs	**105,668**	103,040	**212,486**	204,206
Operating earnings (loss)	**4,374**	3,896	**7,443**	4,520
Net loss	**(1,724)**	(2,244)	**(9,664)**	(5,171)
Loss per share	**$(0.12)**	$(0.16)	**$(0.68)**	$(0.36)
Free cash flow (as described below)	**87**	(2,143)	**(581)**	(4,372)
Free cash flow per share	**$ 0.01**	$ (0.15)	**$(0.04)**	$(0.31)

Revenue for the second quarter of 2002 increased by $3.1 million or 3% over second quarter 2001. For the first half of 2002 the increase was $11.2 million or 5% over the first half year of 2001. All operating segments reported an increase in revenue over the second quarter of 2001 except for the U.S. operations.

U.S. and European operations reported improved operating earnings for the second quarter of 2002. Year-to-date, the Canadian, United Kingdom and European operations reported improved operating earnings while earnings from International operations were marginally lower than for the first half year of 2001.

After interest, goodwill and income taxes, the Company's net loss for the quarter was $1.7 million ($0.12 loss per share) compared to a loss of $2.2 million ($0.16 loss per share) in the second quarter of 2001. The net loss for the half year was $9.7 million ($0.68 loss per share) compared to a loss of $5.2 million ($0.36 loss per share) for the first half year of 2001.

No goodwill amortization was charged in the first half of 2002 in line with Canadian generally accepted accounting principles which mandate that goodwill be tested for impairment rather than amortized. Goodwill amortization of $4.4 million and $2.2 million were charged for the half year and the second quarter of 2001, respectively. Loss before goodwill amortization was $0.8 million ($0.06 loss per share) and $0.1 million ($0.01 loss per share) for the half year and the second quarter of 2001, respectively.

82-5143

The year-to-date results include legal settlement expenses of $9.9 million. These expenses included an amount related to the settlement for £6.0 million of a claim brought against the Company by Eastgate Group Limited ("Eastgate"). In March 2000, the Company received a claim by Eastgate for damages of £32.6 million (plus interest) respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for £51.0 million in November 1998. To satisfy the £6.0 million settlement, the Company forgave a £3.0 million loan note and accrued interest otherwise payable to it for the sale of Hambro Assistance and, in the second quarter of 2002, paid Eastgate £2.5 million. The Company had previously provided for forgiveness of the loan note and accrued interest. No such non-recurring items were incurred in 2001.

Free cash flow from operations for the quarter (defined as cash flow from operations less net capital expenditures after excluding restructuring and Eastgate litigation costs paid) was positive $0.1 million ($0.01 per share) compared to negative $2.1 million (negative $0.15 per share) for the second quarter of 2001. For the half year, free cash flow was negative $0.6 million compared to negative $4.4 million for the first half year of 2001.

The weighted average number of shares outstanding for the quarter was 14.3 million (14.3 million for second quarter 2001). At August 9, 2002 the Company had 2,172,829 multiple voting and 12,128,256 subordinate voting shares outstanding.

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Dave Langille, Chief Financial Officer, at (416) 596-8020.
Website: www.lindseymordengroupinc.com

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